UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS

FINANCIAL PERFORMANCE

3Q22

FPSO ANNA NERY
NASSAU

Petrobras: *excellence in project implementation and execution*

Petrobras financial performance in 3Q22

Rio de Janeiro, November 03, 2022

Message from the CFO

Dear shareholders and investors,

Once again, I am pleased to share with you the excellent results achieved by Petrobras in the third quarter of 2022. The numbers make clear the value that a company can generate for society and shareholders by making the right choices.

Guided by this commitment, we advanced significantly in the procurement of critical facilities to enable the sustained and profitable growth in oil and gas production, focused on the pre-salt. We signed contracts for three new FPSOs (P-80, P-82 and P-83) for the Búzios field, the largest in our portfolio and which will account for about 1/3 of our production in 2026. As a result, only one of the fifteen platforms included in our 2022-2026 Strategic Plan remains to be contracted.

The relevance of these contracts is demonstrated by the fact that, in the absence of this additional capacity, we would not be able to exploit our reserves efficiently and profitably, forsaking the economic benefits. Therefore, we are increasing the levels of confidence in achieving the goals of our plan, which is even more important in a scenario of rising costs and challenges in global supply chains.

From the financial point of view, we brought our cash position to a level more compatible with the financial needs of the company, considering that besides cash balances of US$ 6.8 billion, we have access to revolving credit facilities, resulting in additional liquidity to the company should stress scenarios eventually materialize. We managed to keep the company's capital structure at extremely healthy levels. It is worth highlighting the issuance of R$ 3 billion in commercial notes in September, and the signing of a credit line with sustainability commitments in July, in the amount of US$ 1.25 billion. The relevance of ESG in our business decisions is also reflected in the approval of the first thirteen projects amounting to US$ 76 million to be incorporated in the decarbonization fund. We estimate that these projects can mitigate 1.05 million tCO2e per year. The decarbonization fund was created in the 2022-26 Strategic Plan, with US$ 248 million allocated to develop solutions, studies and implementation of projects to mitigate our carbon emissions.

Our operational cash generation alongside low debt level and solid liquidity perspectives allowed us to return to society and shareholders dividends of R$ 3.35 per common and preferred share in the third quarter of 2022, totaling R$ 13.80 per common and preferred share in 2022. It is important to highlight that Brazilian society receives about 37% of this total, the largest single portion, in addition to benefiting from tax payments, amounting to R$ 73 billion in the third quarter and reaching the record for the first nine months of the year of R$ 222 billion, an amount already surpassing the total collected in 2021 (R$ 203 billion). It is worth noting that our shares went up 1,436%[1] relative to its lowest level in the previous decade, Additionally, R$ 20.91 in shareholder remuneration was declared or paid out in this time span, including the amount approved in 3Q22. In this period, The Federal Government2 received R$ 113.8 billion in cumulative dividends. The fact that on October 21, 2022 Petrobras reached a record market value in reais of R$ 521 billion - reflecting the Company's strategic choices and management - should also not be underestimated since it results in higher wealth for society. We cannot fail to emphasize that our operating cash flow is directly related to management efficiency, our strategic decisions and our exposure and alignment to Brent prices. In a business characterized by long-term projects, that require relevant capital expenditures and investments in state-of-the-art technologies, and that depend on highly trained and motivated professionals, it is impossible to be successful if we deviate from the rationality of market prices. Moreover, it is worth remembering that not only our production taxes are referenced to international prices: our expenditures and investments also correlate to them to the extent that our industry’s inflation reflects pricing contexts and our exploratory risk – a key element in deepwater and ultra-deepwater exploration - is also quantified premised on market prices.

[1] PETR4 on 01/26/16 (R$ 2.12, closing price) up to 10/28/22 (R$ 32.57, closing price)

2 Control group includes the Federal Government, BNDES, BNDESPar, Caixa Econômica Federal, and Fundo de Participação Social (FPS).

2

Additional to these considerations is the fact that, obviously, we must respect the existing legal framework, represented by laws such as the corporate act, the state-owned company act and the oil law, besides the Company's governance - recently strengthened on the matter of pricing policy, through the formalization of pricing guidelines by our BoD, which establishes a set of criteria and procedures for the approval of capital expenditures, with personal liabilities to the executives involved in the decisions.

Furthermore, Petrobras is not alone in the fuel market: nowadays we have in Brazil a dynamic that encompasses private refining capacity and importers that are necessary to meet oil products demand, which exceeds Brazilian production capacity. Without market prices, there is a risk of shortage of products, with obvious negative consequences for society as a whole.

Finally, it is also worth considering another aspect of our strategy that generates social benefits. Petrobras continuously manages its portfolio of assets, holding only to the most accretive to the Company. The ones eventually divested foster a positive economic dynamic not only by diversifying market agents but also because the buyers increase investments, jobs generation and income for society.

I conclude by reiterating our deep conviction that we are building a Petrobras which is more solid, more resilient and healthier and is able to invest, generate jobs, pay taxes, and return value to society and its shareholders.

Rodrigo Araujo Alves

Main achievements:

  Recurring EBITDA of US$ 17.6 billion and free cash flow of US$ 10.1 billion.
  Recurring net income of US$ 8.8 billion.
  Value creation and distribution to society and shareholders:
  R$ 73 billion in tax collections and government take in 3Q22.
  By the end of 3Q22, R$ 10.45/share in remuneration to shareholders relative to 2022.
  Optimization of our cash position, which reached US$ 6.8 billion.
  Growth in ROCE, reaching 15% in 3Q22.
  Gross debt under control at US$ 54.3 billion.
  Largest issuance of Commercial Notes ever carried out in Brazil, successfully opening a new alternative for domestic funding for Petrobras, in the total amount of R$ 3.0 billion.

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This report may contain forward-looking statements. Such forward-looking statements only reflect expectations of the Company's managers regarding future economic conditions, as well as the Company's performance, financial performance and results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "objective", "should", and similar terms, which evidently involve risks and uncertainties that may or may not be anticipated by the Company and therefore are not guarantees of future results of the Company's operations that may differ from current expectations. The readers should not rely exclusively on any forward-looking statement contained herein. The Company does not undertake any responsibility to update the presentations and forecasts in the light of new information or its future developments, and the figures reported for 3Q22 onwards are estimates or targets. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by others. We provide these indicators because we use them as measures of company performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. See definitions of Free Cash Flow, Adjusted EBITDA and Net Indebtedness in the Glossary and their reconciliations in the Liquidity and Capital Resources sections, Reconciliation of Adjusted EBITDA and Net Indebtedness. Consolidated accounting information audited by independent auditors in accordance with international accounting standards (IFRS).

Main items *

Table 1 – Main items

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Sales revenues	32,411	34,703	23,255	94,303	59,935	(6.6)	39.4	57.3
Gross profit	16,536	19,463	11,392	50,409	30,223	(15.0)	45.2	66.8
Operating expenses	(2,366)	94	1,000	(4,414)	(2,961)	−	−	49.1
Consolidated net income (loss) attributable to the shareholders of Petrobras	8,763	11,010	5,938	28,378	14,239	(20.4)	47.6	99.3
Recurring consolidated net income (loss) attributable to the shareholders of Petrobras *	8,803	9,101	3,332	26,277	11,273	(3.3)	164.2	133.1
Net cash provided by operating activities	12,064	14,496	10,528	36,869	28,595	(16.8)	14.6	28.9
Free cash flow	10,117	12,799	9,023	30,849	23,955	(21.0)	12.1	28.8
Adjusted EBITDA	17,410	19,943	11,623	52,314	32,279	(12.7)	49.8	62.1
Recurring adjusted EBITDA *	17,570	20,159	12,212	52,790	32,288	(12.8)	43.9	63.5
Gross debt (US$ million)	54,268	53,577	59,588	54,268	59,588	1.3	(8.9)	(8.9)
Net debt (US$ million)	47,483	34,435	48,132	47,483	48,132	37.9	(1.3)	(1.3)
Net debt/LTM Adjusted EBITDA ratio	0.75	0.60	1.17	0.75	1.17	25.0	(35.9)	(35.9)
Average commercial selling rate for U.S. dollar	5.25	4.92	5.23	5.13	5.33	6.7	0.4	(3.8)
Brent crude (US$/bbl)	100.85	113.78	73.47	105.35	67.73	(11.4)	37.3	55.5
Domestic basic oil by-products price (US$/bbl)	131.99	135.20	80.70	124.23	74.05	(2.4)	63.6	67.8
TRI (total recordable injuries per million men-hour frequency rate)	-	-	-	0.58	0.56	-	-	3.6
ROCE (Return on Capital Employed)	15.0%	12.8%	7.0%	15.0%	7.0%	2.2 p.p.	8 p.p.	8 p.p.

* See reconciliation of Recurring net income and Adjusted EBITDA in the Special Items section.

4

Consolidated results

Net revenues

Table 2 – Net revenues by products

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Diesel	11,685	10,681	6,833	29,849	17,480	9.4	71.0	70.8
Gasoline	4,109	4,309	3,383	12,143	8,148	(4.6)	21.5	49.0
Liquefied petroleum gas (LPG)	1,355	1,437	1,291	3,978	3,327	(5.7)	5.0	19.6
Jet fuel	1,534	1,400	629	3,925	1,456	9.6	143.9	169.6
Naphtha	629	724	526	1,964	1,219	(13.1)	19.6	61.1
Fuel oil (including bunker fuel)	381	352	545	1,099	1,268	8.2	(30.1)	(13.3)
Other oil products	1,484	1,615	1,197	4,373	3,080	(8.1)	24.0	42.0
Subtotal oil products	21,177	20,518	14,404	57,331	35,978	3.2	47.0	59.4
Natural gas	2,007	1,961	1,716	5,691	4,086	2.3	17.0	39.3
Crude oil	1,975	2,682	26	6,418	80	(26.4)	7496.2	7922.5
Renewables and nitrogen products	69	95	12	230	34	(27.4)	475.0	576.5
Revenues from non-exercised rights	188	170	39	462	200	10.6	382.1	131.0
Electricity	141	109	1,038	543	2,172	29.4	(86.4)	(75.0)
Services, agency and others	254	307	238	799	568	(17.3)	6.7	40.7
Total domestic market	25,811	25,842	17,473	71,474	43,118	(0.1)	47.7	65.8
Exports	5,696	8,189	5,607	20,620	16,103	(30.4)	1.6	28.1
Crude oil	3,638	5,593	4,130	14,042	11,642	(35.0)	(11.9)	20.6
Fuel oil (including bunker fuel)	1,743	2,276	1,169	5,904	3,624	(23.4)	49.1	62.9
Other oil products and other products	315	320	308	674	837	(1.6)	2.3	(19.5)
Sales abroad (*)	904	672	175	2,209	714	34.5	416.6	209.4
Total foreign market	6,600	8,861	5,782	22,829	16,817	(25.5)	14.1	35.7
Total	32,411	34,703	23,255	94,303	59,935	(6.6)	39.4	57.3
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In 3Q22, net revenues dropped 7% from 2Q22, mainly driven by the 11% depreciation in Brent prices. Revenues from oil products in the domestic market remained in line with 2Q22 - despite higher sales volumes of all products - due to the drop in international prices in 3Q22. Crude oil revenues in the domestic market fell 26% due to lower sales to Acelen and the drop in Brent prices.

Exports fell 30% in 3Q22 compared to 2Q22. In addition to the global depreciation of Brent and oil products prices, there were lower volumes of oil and fuel oil exports, mostly explained by exports that remained in progress for 4Q22.

In terms of revenue composition in the domestic market, diesel and gasoline remained the main products, accounting for 74% of the oil products revenue in 3Q22.

5

Graph 1 – Oil products sales revenues 3Q22 – domestic market

As the conflict in Ukraine persists, we maintained the strategy of diversifying oil flows carried out in 1H22. Russian exports, which previously supplied Europe, were diverted to Asian markets, mainly India and China. Throughout the years Petrobras has been implementing a constant search for global opportunities and the development of new clients, which was decisive for the company to change the flow of its exports as well, taking advantage of new arbitrages and maximizing value generation in its sales. In 3Q22, we continued to work on market development for pre-salt oils, focusing on Atapu and Sépia, which were the last streams added to Petrobras' export basket. In this quarter, four new clients were added, spread among Asia, Europe and South America.

In 3Q22, we had the following distribution of export destinations by volume:

Table 3 – Destination of oil exports

Country	3Q22	2Q22	3Q21
China	29%	15%	39%
Europe	29%	39%	29%
Latam	21%	24%	10%
USA	10%	8%	9%
Asia (Ex China)	9%	12%	11%
Caribbean	2%	2%	2%

Table 4 – Destination of exports of oil products

Country	3Q22	2Q22	3Q21
Singapore	57%	55%	63%
USA	17%	26%	22%
Europe	9%	7%	0%
Caribbean	13%	9%	8%
Others	3%	3%	6%

Cost of goods sold

Table 5 – Cost of goods sold

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Acquisitions	(6,848)	(5,405)	(4,607)	(16,882)	(10,541)	26.7	48.6	60.2
Crude oil imports	(3,190)	(2,618)	(1,486)	(7,493)	(4,057)	21.8	114.7	84.7
Oil products imports	(2,818)	(1,810)	(1,800)	(5,983)	(3,767)	55.7	56.6	58.8
Natural gas imports	(840)	(977)	(1,321)	(3,406)	(2,717)	(14.0)	(36.4)	25.4
Production	(7,857)	(8,956)	(6,448)	(24,298)	(17,569)	(12.3)	21.9	38.3
Crude oil	(6,493)	(7,537)	(5,363)	(20,191)	(14,240)	(13.9)	21.1	41.8
Production taxes	(3,388)	(4,134)	(2,530)	(10,695)	(6,653)	(18.0)	33.9	60.8
Other costs	(3,105)	(3,403)	(2,833)	(9,496)	(7,587)	(8.8)	9.6	25.2
Oil products	(657)	(641)	(650)	(1,922)	(1,952)	2.5	1.1	(1.5)
Natural gas	(707)	(778)	(435)	(2,185)	(1,377)	(9.1)	62.5	58.7
Production taxes	(219)	(261)	(141)	(712)	(415)	(16.1)	55.3	71.6
Other costs	(488)	(517)	(294)	(1,473)	(962)	(5.6)	66.0	53.1
Services, electricity, operations abroad and others	(1,170)	(879)	(808)	(2,714)	(1,602)	33.1	44.8	69.4
Total	(15,875)	(15,240)	(11,863)	(43,894)	(29,712)	4.2	33.8	47.7

6

In 3Q22, cost of goods sold grew 4% compared to 2Q22, mainly reflecting higher purchases and imports of crude and oil products. The depreciation of Brent prices contributed to the drop in government participation.

It is worth noting the continued decline of LNG in the composition of natural gas purchases, with a reduction of 2 MMm³/day in regasification volumes, reaching 5 MM m3/day in 3Q22, essentially explained by the low demand for gas for thermoelectric plants due to the positive hydrological scenario.

Operating expenses

Table 6 – Operating expenses

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Selling, General and Administrative Expenses	(1,547)	(1,570)	(1,440)	(4,594)	(4,007)	(1.5)	7.4	14.6
Selling expenses	(1,213)	(1,247)	(1,103)	(3,638)	(3,137)	(2.7)	10.0	16.0
Materials, third-party services, freight, rent and other related costs	(973)	(1,000)	(924)	(2,921)	(2,633)	(2.7)	5.3	10.9
Depreciation, depletion and amortization	(194)	(217)	(159)	(611)	(448)	(10.6)	22.0	36.4
Allowance for expected credit losses	(20)	(6)	7	(34)	13	233.3	−	−
Employee compensation	(26)	(24)	(27)	(72)	(69)	8.3	(3.7)	4.3
General and administrative expenses	(334)	(323)	(337)	(956)	(870)	3.4	(0.9)	9.9
Employee compensation	(223)	(216)	(261)	(637)	(637)	3.2	(14.6)	−
Materials, third-party services, rent and other related costs	(85)	(83)	(56)	(246)	(168)	2.4	51.8	46.4
Depreciation, depletion and amortization	(26)	(24)	(20)	(73)	(65)	8.3	30.0	12.3
Exploration costs	(107)	(44)	(133)	(230)	(538)	143.2	(19.5)	(57.2)
Research and Development	(187)	(220)	(151)	(613)	(415)	(15.0)	23.8	47.7
Other taxes	(93)	(93)	(217)	(245)	(369)	−	(57.1)	(33.6)
Impairment of assets	(255)	(168)	3,098	(422)	2,918	51.8	−	−
Other income and expenses, net	(177)	2,189	(157)	1,690	(550)	−	12.7	−
Total	(2,366)	94	1,000	(4,414)	(2,961)	−	−	49.1

In 3Q22, selling expenses fell by 2.7% compared to 2Q22, with no major highlights.

General and Administrative expenses rose 3% compared to 2Q22, mainly reflecting wage adjustments under the Collective Bargaining Agreement.

The increase in exploration expenses is explained mostly by the reversal of expenses in 2Q22, due to the approval of the execution of a Conduct Adjustment Agreement (TAC) with the National Petroleum Agency to offset local content fines. The TAC provides for the conversion of fines into investment commitments in Exploration and Production with local content, and, under the terms of the agreement, Petrobras commits to invest in local content until 2026. In addition, there were higher expenses with geology and geophysics. The signature of the TAC does not alter the investments foreseen in the Strategic Plan 2022-26, disclosed by Petrobras on November 24, 2021, and is in line with the strategy of generating value by managing the Company's liabilities and improving its capital allocation.

In 3Q22, other expenses totaled US$ 177 million against revenues of US$ 2.2 billion in 2Q22. This variation is mainly explained by capital gain of US$ 2.9 billion in 2Q22 related to the co-participation agreements in the Sepia and Atapu fields.

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Adjusted EBITDA

In 3Q22, Adjusted EBITDA reached US$ 17.4 billion, a 13% decrease compared to 2Q22, mainly due to the depreciation of Brent prices in the period and lower sales in the foreign market due to the increase in ongoing exports.

Financial results

Table 7 – Financial results

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Finance income	515	619	227	1,396	555	(16.8)	126.9	151.5
Income from investments and marketable securities (Government Bonds)	340	369	100	872	174	(7.9)	240.0	401.1
Other income, net	175	250	127	524	381	(30.0)	37.8	37.5
Finance expenses	(790)	(959)	(1,191)	(2,506)	(4,270)	(17.6)	(33.7)	(41.3)
Interest on finance debt	(563)	(693)	(669)	(1,786)	(2,325)	(18.8)	(15.8)	(23.2)
Unwinding of discount on lease liabilities	(337)	(334)	(303)	(961)	(895)	0.9	11.2	7.4
Discount and premium on repurchase of debt securities	(10)	(84)	(249)	(120)	(1,098)	(88.1)	(96.0)	(89.1)
Capitalized borrowing costs	260	297	269	795	747	(12.5)	(3.3)	6.4
Unwinding of discount on the provision for decommissioning costs	(127)	(137)	(195)	(394)	(579)	(7.3)	(34.9)	(32.0)
Other finance expenses , net	(13)	(8)	(44)	(40)	(120)	62.5	(70.5)	(66.7)
Foreign exchange gains (losses) and indexation charges	(1,249)	(2,858)	(3,898)	(3,016)	(4,767)	(56.3)	(68.0)	(36.7)
Foreign exchange gains (losses)	(782)	(1,640)	(2,957)	(1)	(1,956)	(52.3)	(73.6)	(99.9)
Reclassification of hedge accounting to the Statement of Income	(1,109)	(1,108)	(1,032)	(3,597)	(3,339)	0.1	7.5	7.7
Monetary restatement of anticipated dividends and dividends payable (*)	398	(280)	20	118	7	−	1890.0	1582.2
Recoverable taxes inflation indexation income (**)	29	24	15	74	489	20.8	93.3	(84.9)
Other foreign exchange gains (losses) and indexation charges, net	215	146	56	390	32	47.3	283.9	1119.5
Total	(1,524)	(3,198)	(4,862)	(4,126)	(8,482)	(52.3)	(68.7)	(51.4)
(*) In 2022, it refers to the income on the monetary restatement of paid anticipated dividends, in the amount of US$ 417 (US$ 20 in 2021), and to the expense on the indexation charges on dividends payable, in the amount of US$ 299 (US$ 13 in 2021).
(**) In 2021, includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation.

The financial result in 3Q22 was negative by US$ 1.5 billion, a 52% improvement over 2Q22 (US$ 3.2 billion), mainly reflecting the weaker depreciation of the BRL against USD (3% in 3Q22 against 11% in 2Q22). In addition, there was an improvement in monetary variations mainly due to the monetary restatement of anticipated dividends for the fiscal year 2022. In 3Q22, we also observed lower transaction costs in the repurchase of securities and a lower goodwill compared to 2Q22, when we carried out a tender offer of US$ 2.0 billion in April 2022.

Net profit (loss) attributable to Petrobras shareholders

Net income in 3Q22 was US$ 8.8 billion, compared to US$ 11 billion in 2Q22. This result is mainly explained by the depreciation of Brent prices, as well as capital gain of US$ 2.9 billion related to the co-participation agreements in Sepia and Atapu in 2Q22. These factors were partially offset by the improved financial result (US$ 1.7 billion) reflecting the lower depreciation of the BRL versus the USD in 3Q22 compared to 2Q22. With the lower pre-tax income, there was a lower income tax and social contribution expense of US$ 1.4 billion.

Recurring net income attributable to Petrobras shareholders and recurring Adjusted EBITDA

In 3Q22, no non-recurring items with a material impact on net income were observed. Adjusted EBITDA was negatively impacted by US$ 0.2 billion and would have summed up to US$ 17.6 billion without the non-recurring items.

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Special items

Table 8 – Special items

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Net income	8,790	11,041	5,954	28,479	14,310	(20.4)	47.6	99.0
Non-recurring items	(63)	2,892	3,936	3,185	4,518	−	−	(29.5)
Non-recurring items that do not affect Adjusted EBITDA	97	3,108	4,525	3,661	4,527	(96.9)	(97.9)	(19.1)
Impairment of assets and investments	(253)	(170)	3,090	(431)	3,301	48.8	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(7)	−	(41)	−	−	−
Gains and losses on disposal / write-offs of assets	291	371	118	1,138	222	(21.6)	146.6	412.6
Results from co-participation agreements in bid areas	(10)	2,872	667	2,862	667	−	−	329.1
Agreements signed for the electricity sector	−	−	−	−	78	−	−	−
Pis and Cofins inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	−	−	455	−	−	−
Discount and premium on repurchase of debt securities	69	35	(246)	92	(1,095)	97.1	−	−
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	−	−	903	−	903	−	−	−
Financial updating on state amnesty programs	−	−	−	−	37	−	−	−
Other non-recurring items	(160)	(216)	(589)	(476)	(9)	(25.9)	(72.8)	5188.9
Voluntary Separation Plan	−	(3)	1	(7)	8	−	−	−
Amounts recovered from Lava Jato investigation	22	−	26	34	222	−	(15.4)	(84.7)
Gains / (losses) on decommissioning of returned/abandoned areas	(1)	(4)	(4)	(29)	(10)	(75.0)	(75.0)	190.0
State amnesty programs	−	−	26	−	143	−	−	−
Gains / (losses) related to legal proceedings	(181)	(172)	(104)	(465)	(248)	5.2	74.0	87.5
Equalization of expenses - Production Individualization Agreements	−	(37)	19	(9)	(33)	−	−	(72.7)
PIS and COFINS over inflation indexation charges - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	−	−	(21)	−	−	−
PIS and COFINS recovered - exclusion of ICMS (VAT tax) from the basis of calculation	−	−	11	−	484	−	−	−
Gains/(losses) arising from actuarial review of health care plan	−	−	(852)	−	(852)	−	−	−
Gains/(losses) with the transfer of rights on concession agreements	−	−	288	−	298	−	−	−
Net effect of non-recurring items on IR / CSLL	24	(984)	(1,328)	(1,083)	(1,552)	−	−	(30.2)
Recurring net income	8,829	9,133	3,347	26,377	11,344	(3.3)	163.8	132.5
Shareholders of Petrobras	8,803	9,101	3,332	26,277	11,273	(3.3)	164.2	133.1
Non-controlling interests	26	32	15	100	71	(18.8)	73.3	40.8
Adjusted EBITDA	17,410	19,943	11,623	52,314	32,279	(12.7)	49.8	62.1
Non-recurring items	(160)	(216)	(589)	(476)	(9)	(25.9)	(72.8)	5188.9
Recurring Adjusted EBITDA	17,570	20,159	12,212	52,790	32,288	(12.8)	43.9	63.5

In management's opinion, the special items presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and are disclosed when relevant.

9

Capex

Investment (Capex) encompasses acquisition of property, plant and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

Table 9 – Capex

						Variation (%)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Exploration and Production	1,685	1,674	1,456	4,734	5,030	0.7	15.8	(5.9)
Refining, Transportation and Marketing	295	274	226	821	673	7.6	30.2	21.9
Gas and Power	65	92	94	251	252	(29.3)	(31.2)	(0.3)
Others	86	141	86	274	186	(39.1)	(0.4)	47.7
Subtotal	2,131	2,181	1,863	6,080	6,140	(2.3)	14.4	(1.0)
Signature bonus	−	892	−	892	−	−	−	−
Total	2,131	3,073	1,863	6,972	6,140	(30.6)	14.4	13.5

In 3Q22, capex totaled US$ 2.1 billion, 31% below 2Q22, mainly due to the impact of the signature bonus of the Sépia and Atapu fields that occurred in 2Q22. In the first nine months of the year, capex totaled US$ 7.0 billion, an increase of 14% compared to 9M21, reaching 59% of the US$ 11.9 billion initially estimated for 2022, in the Strategic Plan 2022-26, including the $0.9 billion signing bonus.

Considering: (i) adjustments to the schedule of activities, (ii) optimization of exploratory expenses, and (iii) non-replacement of pipelines affected by SCC-CO2 in Búzios and Tupi, which when inspected indicated a longer useful life, we project investments between US$ 9 and US$ 10 billion for the year, with no impact on the 2022 production target.

Investments in growth correspond to 48% of total capex in 3Q22.

Growth capex are those with the primary objective of increasing the capacity of existing assets, deploying new production, offloading, and storage assets, increasing asset efficiency or profitability, and deploying essential infrastructure to enable other growth projects. It includes acquisitions of assets/companies and remaining investments in systems that started up as of 2020 and exploratory investments.

Sustaining capex, on the other hand, has the main objective of maintaining the operation of existing assets. It does not aim at increasing the capacity of the facilities. It includes investments in safety and reliability of facilities, replacement well projects, complementary development, remaining investments in systems that started up before 2020, scheduled stoppages and revitalizations (without new systems), 4D seismic, health, environment, and safety (HSE) projects, subsea line exchanges, operational infrastructure and information technology (IT).

In 3Q22, capex in the Exploration & Production segment totaled US$ 1.7 billion, in line with 2Q22. Investments in growth corresponded to 57% and were mainly concentrated on: (i) the development of ultra-deepwater production in the Santos Basin pre-salt (US$ 0.6 billion); (ii) development of new deepwater projects (US$ 0.2 billion); and (iii) exploratory investments in the pre-salt and post-salt (US$ 0.1 billion).

In the Refining, Transportation and Marketing segment, capex totaled US$ 0.3 billion in 3Q22, of which approximately 18% was related to growth. In Gas & Power, capex totaled US$ 0.1 billion in 3Q22, with approximately 10% related to growth.

10

The following table presents the main information about the new oil and gas production systems, already contracted.

Table 10 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	CAPEX Petrobras Actual US$ bn	CAPEX Petrobras Total US$ bn1	Petrobras Stake	Status
Búzios 5 FPSO Alm. Barroso (Chartered unit)	2023	150,000	0.93	2.0	92,66%[2]	Project in phase of execution with production system under commisioning. 10 wells drilled and 7 completed.
Marlim 1 FPSO Anita Garibaldi (Chartered unit)	2023	80,000	0.15	1.7	100%	Project in phase of execution. Production system is sailing to Brazil.
Marlim 2 FPSO Anna Nery (Chartered unit)	2023	70,000	0.15	1.3	100%	Project in phase of execution with production system under commisioning. 2 wells drilled and completed.[4]
Mero 2 FPSO Sepetiba (Chartered unit)	2023	180,000	0.22	0.8	38,6%3	Project in phase of execution with production system under construction. 11 wells drilled and 4 completed
Itapu P-71 (Owned unit)	2023[5]	150,000	2.11	3.4	100%	Project in phase of execution. Production system arrived in Itapu field. 4 wells drilled and 2 completed
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.07	0.8	38,6%[3]	Project in phase of execution with production system under construction. 4 wells drilled and 1 completed
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	0.30	1.7	100%	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed4
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2024	225,000	0.11	2.1	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Búzios 6 P-78 (Owned unit)	2025	180,000	0.37	4.1	92,66%[2]	Project in phase of execution with production system under construction.
Búzios 8 P-79 (Owned unit)	2025	180,000	0.29	4.2	92,66%[2]	Project in phase of execution with production system under construction. 3 wells drilled and 1 completed
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.05	0.8	38,6%[3]	Project in phase of execution with production system under construction. 6 wells drilled and 2 completed
Búzios 9 P-80 (Owned unit)	2026	225,000	0.04	4.8	92,66%[2]	Project in phase of execution. Production system construction contract signed on August 2022. 2 wells drilled and completed
Búzios 10 P-82 (Owned unit)	2026	225,000	0.03	5.1	92,66%[2]	Project in phase of execution. Production system construction contract signed on October 2022.1 well drilled
Búzios 11 P-83 (Owned unit)	2027	225,000	0.02	4.8	92,66%[2]	Project in phase of execution. Production system construction contract signed on September 2022. 2 wells drilled

[1] Total CAPEX with the Strategic Plan 2022-26 assumptions and Petrobras work interest (WI). Chartered units leases are not included.

2 In March 2022, Petrobras has signed the contract with the partner CNOOC Petroleum Brasil Ltda. (CPBL) for the assignment of 5% of its interest in the Production Sharing Contract of the Transfer of Rights Surplus for the Buzios field. Petrobras stake will be adjusted after the transaction's approval by the regulatory agencies.

[3] Petrobras stake updated after the approval of the Production Individualization Agreement (AIP) of the Mero accumulation. As the compensation relative to the non-contracted area expenses will be paid in oil to the consortium, the work interest (WI) of the CAPEX reported will not change.

[4] Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

[5] Anticipation to 2022 expected

11

Portfolio management

In 3Q22, cash inflows from divestments totaled US$ 537 million, including the payment for the sale of Gaspetro, in the amount of US$ 392 million. In the first nine months of the year, we received US$3.9 billion from asset sales, including deferred payments from the sales of NTS (US$1.0 billion) in 2Q22 and Bacalhau (US$950 million) in 1Q22.

From January 1, 2022, to November 02, 2022, we concluded the sale of the Alagoas and Recôncavo Clusters, exploratory blocks in Parana and Potiguar Basins and our equity interests in Deten Química and Gaspetro. Additionally, we signed the contracts for the sale of the Potiguar, Norte Capixaba, Golfinho and Camarupim Clusters, the Albacora East field and LUBNOR Refinery.

Table 11 – Main transactions by November 02nd, 2022 and respective transaction amounts (excluding deferred payments)

Assets	Amount received (US$ million)	Transaction amount[1] (US$ million)
Bloco PAR-T-198_Paraná Basin	0.031	0.031[6]
Bloco PAR-T-218_Paraná Basin	0.032	0.032[6]
Bloco POT-T-794_Potiguar Basin	0.525	0.525[6]
East Albacora field	293	2,201
Papa-Terra field	6	105.6[6]
Deten Química	101.2²	117²
Gaspetro	392.3[2]	394[6]
Alagoas cluster	300	300[6]
Carmópolis cluster	275	1,100[6]
Fazenda Belém cluster	13.4	35[5]
Golfinho e Camarupim clusters	3	75
Norte cluster	35.85	544
Peroá cluster	13.07	55[6]
Pescada cluster	-	2[5]
Potiguar cluster	110	1,380
Recôncavo cluster	256	250[5]
LUBNOR refinery	3.4	34
REMAN refinery	28.4	189.5[6]
SIX	3	33[6]
Total amount	1,834	6,816

¹ Amounts agreed in the signing date, subject to adjustments upon closing

² Original amounts in BRL, converted to US$ at the PTAX rate on the day of the SPA signing or of the cash inflow

3Transaction signed in 2018 4Transaction signed in 2019 5Transaction signed in 2020 6Transaction signed in 2021

12

Liquidity and capital resources[2]

Table 12 – Liquidity and capital resources

US$ million	3Q22	2Q22	3Q21	9M22	9M21
Adjusted cash and cash equivalents at the beginning of period	19,142	18,482	10,423	11,117	12,370
Government bonds and time deposits with maturities of more than 3 months at the beginning of period *	(2,855)	(1,259)	(602)	(650)	(659)
Cash and cash equivalents in companies classified as held for sale at the beginning of the period	7	9	1	13	14
Cash and cash equivalents at the beginning of period	16,294	17,232	9,822	10,480	11,725
Net cash provided by operating activities	12,064	14,496	10,528	36,869	28,595
Net cash provided by (used in) investing activities	(720)	3,621	3,953	1,913	1,600
Acquisition of PP&E and intangibles assets	(1,947)	(1,697)	(1,505)	(6,020)	(4,640)
Investments in investees	(1)	(10)	(4)	(20)	(15)
Proceeds from disposal of assets - Divestment	537	1,625	2,404	3,915	2,906
Financial compensation from co-participation agreements	121	5,152	2,938	5,334	2,938
Dividends received	77	190	94	319	294
Divestment (Investment) in marketable securities	493	(1,639)	26	(1,615)	117
(=) Net cash provided by operating and investing activities	11,344	18,117	14,481	38,782	30,195
Net cash used in financing activities	(23,157)	(18,099)	(12,984)	(44,406)	(30,901)
Net financings	(641)	(4,155)	(7,489)	(6,704)	(20,606)
Proceeds from financing	2,200	180	86	2,530	1,754
Repayments	(2,841)	(4,335)	(7,575)	(9,234)	(22,360)
Repayment of lease liability	(1,324)	(1,361)	(1,482)	(4,006)	(4,381)
Dividends paid to shareholders of Petrobras	(21,242)	(12,429)	(3,980)	(33,671)	(5,828)
Dividends paid to non-controlling interest	(10)	(53)	(36)	(68)	(75)
Investments by non-controlling interest	60	(101)	3	43	(11)
Effect of exchange rate changes on cash and cash equivalents	(107)	(956)	(394)	(482)	(94)
Cash and cash equivalents at the end of period	4,374	16,294	10,925	4,374	10,925
Government bonds and time deposits with maturities of more than 3 months at the end of period *	2,411	2,855	537	2,411	537
Cash and cash equivalents in companies classified as held for sale at the end of the period	−	(7)	(6)	−	(6)
Adjusted cash and cash equivalents at the end of period	6,785	19,142	11,456	6,785	11,456
Reconciliation of Free Cash Flow
Net cash provided by operating activities	12,064	14,496	10,528	36,869	28,595
Acquisition of PP&E and intangibles assets	(1,947)	(1,697)	(1,505)	(6,020)	(4,640)
Free cash flow**	10,117	12,799	9,023	30,849	23,955

As of September 30, 2022, cash and cash equivalents totaled US$ 4.4 billion and adjusted cash and cash equivalents totaled US$ 6.8 billion, optimizing the company’s cash level.

In 3Q22, cash generated from operating activities reached US$ 12.1 billion and positive free cash flow totaled US$ 10.1 billion. This level of cash generation, along with our cash balances and the inflow of funds from the divestments of US$ 0.5 billion were used to: (a) pay remuneration to shareholders (US$ 21.2 billion) (b) prepay debt and amortize principal and interest due in the period (US$ 2.8 billion), (c) amortize lease liabilities (US$ 1.3 billion) and (d) make investments of US$ 1.9 billion.

[2] * Includes short-term government bonds and time deposits and cash and cash equivalents of companies classified as held for sale.

** Free cash flow (FCF) is in accordance with the Shareholder Remuneration Policy, which is the result of the equation: FCF = net cash provided by operating activities less acquisitions of PP&E and intangible assets.

13

In 3Q22, the company settled several loans and financial debt, in the amount of US$ 2.8 billion, notably the repurchase and redemption of US$ 1.0 billion of securities in the international capital market. The company raised US$ 2.2 billion, of which (i) US$ 1.25 billion through a credit line with sustainability commitments (Sustainability-Linked Loan) in the international banking market due in 2027, and (ii) US$ 0.6 billion through the issuance of commercial notes in the domestic capital market due in 2030 and 2032.

The current level of gross debt, high cash generation and solid liquidity allowed the company to approve a shareholder remuneration payment in the amount of R$ 3,35 per common and preferred share.

14

Debt

As of September 30, 2022, gross debt reached US$ 54.3 billion, a variation of 1.3% compared to June 30, 2022.

Average maturity shifted from 13 years on June 30, 2022, to 12 years on September 30, 2022, mainly because of the repurchase of long-term bonds in the international market, taking advantage of falling prices.

The gross debt/EBITDA ratio reached 0.85x on September 30, 2022, compared to 0.93x on June 30, 2022.

On September 30, 2022, net debt reached US$ 47.5 billion, as a result of the cash level optimization during 3Q22. The net debt/adjusted EBITDA ratio increased from 0.60x on June 30, 2022 to 0.75x on September 30, 2022.

Table 13 – Debt indicators

US$ million	09.30.2022	06.30.2022	Δ %	09.30.2021
Financial Debt	30,855	31,051	(0.6)	36,716
Capital Markets	16,800	18,261	(8.0)	22,213
Banking Market	10,713	9,158	17.0	10,524
Development banks	721	770	(6.4)	813
Export Credit Agencies	2,452	2,688	(8.8)	2,972
Others	169	174	(2.9)	194
Finance leases	23,413	22,526	3.9	22,872
Gross debt	54,268	53,577	1.3	59,588
Adjusted cash and cash equivalents	6,785	19,142	(64.6)	11,456
Net debt	47,483	34,435	37.9	48,132
Net Debt/(Net Debt + Market Cap) - Leverage	38%	32%	18.8	42%
Average interest rate (% p.a.)	6.4	6.3	1.6	6.0
Weighted average maturity of outstanding debt (years)	12.04	13.04	(7.7)	13.50
Net debt/LTM Adjusted EBITDA ratio	0.75	0.60	25.0	1.17
Gross debt/LTM Adjusted EBITDA ratio	0.85	0.93	(7.9)	1.45

15

Results by segment

Exploration and Production

Table 14 – E&P results

						Variation (%) (*)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Sales revenues	19,293	21,940	14,628	60,917	39,803	(12.1)	31.9	53.0
Gross profit	11,866	13,764	8,326	37,638	22,661	(13.8)	42.5	66.1
Operating expenses	(437)	2,519	3,706	2,049	2,728	−	−	(24.9)
Operating income	11,429	16,283	12,032	39,687	25,389	(29.8)	(5.0)	56.3
Net income (loss) attributable to the shareholders of Petrobras	7,591	10,803	7,971	26,349	16,847	(29.7)	(4.8)	56.4
Adjusted EBITDA of the segment	13,929	15,937	10,432	43,890	28,165	(12.6)	33.5	55.8
EBITDA margin of the segment (%)	72	73	71	72	71	−	1	1
ROCE (Return on Capital Employed) (%)	19.7	17.4	8.8	19.7	8.8	2.3	10.9	10.9
Average Brent crude (US$/bbl)	100.85	113.78	73.47	105.35	67.73	(11.4)	37.3	55.5
Internal Transfer Price to RTM - Crude oil (US$/bbl)	98.81	106.90	69.54	99.79	64.19	(7.6)	42.1	55.5
Lifting cost - Brazil (US$/boe)
excluding production taxes and leases	5.85	5.98	5.02	5.68	4.95	(2.2)	16.5	14.8
excluding production taxes	7.53	7.68	6.66	7.39	6.56	(1.9)	13.2	12.6
Onshore and shallow waters
with leases	15.44	17.23	14.27	16.39	13.35	(10.4)	8.2	22.8
excluding leases	15.44	17.23	14.27	16.39	13.35	(10.4)	8.2	22.8
Deep and ultra-deep post-salt
with leases	13.66	14.47	12.16	13.10	11.48	(5.6)	12.3	14.1
excluding leases	12.52	13.06	10.72	11.68	10.07	(4.2)	16.8	16.0
Pre-salt
with leases	5.36	5.19	4.35	5.22	4.39	3.2	23.3	18.9
excluding leases	3.44	3.31	2.53	3.33	2.58	3.8	35.8	29.1
including production taxes and excluding leases	23.48	25.95	18.50	24.59	17.24	(9.5)	27.0	42.6
including production taxes and leases	25.16	27.64	20.13	26.30	18.86	(9.0)	25.0	39.5
Production taxes - Brazil	3,604	4,034	2,981	11,704	7,973	(10.7)	20.9	46.8
Royalties	2,036	2,247	1,534	6,424	4,080	(9.4)	32.7	57.5
Special participation	1,556	1,774	1,437	5,244	3,864	(12.3)	8.3	35.7
Retention of areas	12	13	11	37	29	(2.1)	16.0	27.1
(*) EBITDA margin and ROCE variations in percentage points

In 3Q22, E&P gross profit was US$ 11.9 billion, a reduction of 14% when compared to 2Q22, mainly due to the lower Brent prices. Operating income was 30% lower, reflecting the drop in gross profit and the fact that the compensation from the co-participation agreements of Sépia and Atapu fields took place in 2Q22.We recorded a 2% reduction in the lifting cost without leasing and government take when compared to 2Q22 due to the 7% BRL depreciation against the USD, partially offset by higher expenses related to project integrity, mainly subsea inspections in the Tupi field.

In the pre-salt, there was a slight increase of 4% in lifting cost, mainly driven by the higher expenses related to the subsea inspections, partially offset by the BRL depreciation.

In the post-salt, there was a 4% reduction in the same indicator when compared to 2Q22, mainly due to the aforementioned FX effect in the period.

In onshore and shallow water assets, we observed lower lifting costs due to the effect of the BRL depreciation against USD and to the stoppage of production in Sergipe-Alagoas fields, with higher lifting costs, for operational safety procedures.

The reduction in government take per barrel in 3Q22 reflects the lower Brent prices in the period.

16

Refining, Transportation and Marketing

Table 15 – RTM results **

						Variation (%) (*)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Sales revenues	29,348	31,956	20,500	85,989	53,480	(8.2)	43.2	60.8
Gross profit (loss)	2,741	5,169	2,226	11,048	6,632	(47.0)	23.1	66.6
Operating expenses	(675)	(843)	(1,029)	(2,055)	(1,951)	(19.9)	(34.4)	5.3
Operating Income	2,066	4,326	1,197	8,993	4,681	(52.2)	72.6	92.1
Net income (loss) attributable to the shareholders of Petrobras	1,340	2,761	1,046	6,088	3,972	(51.5)	28.1	53.3
Adjusted EBITDA of the segment	2,841	4,923	1,807	10,883	6,332	(42.3)	57.2	71.9
EBITDA margin of the segment (%)	10	15	9	13	12	(6)	1	1
ROCE (Return on Capital Employed) (%)	12.3	11.0	4.7	12.3	4.7	1.3	7.6	7.6
Refining cost (US$ / barrel) - Brazil	2.17	1.84	1.69	1.93	1.64	18.1	28.4	17.7
Domestic basic oil by-products price (US$/bbl)	131.99	135.20	80.70	124.23	74.05	(2.4)	63.6	67.8
(*) EBITDA margin and ROCE variations in percentage points

In 3Q22, gross profit from the Refining, Transportation and Marketing (RTM) segment was US$ 2.7 billion, a decrease of 47% when compared to 2Q22, due to the negative effect of inventories turnover, because of the decline in Brent prices, in contrast to the positive effect in 2Q22. Excluding the effect of inventory turnover (-US$ 1.6 billion in 3Q22 and +US$ 1.1 billion in 2Q22) gross profit would have been US$ 4.3 billion in 3Q22 and US$ 4 billion in 2Q22.

There were higher margins for oil products in the domestic market, mainly diesel, due to the high international margins, besides higher sales volumes for diesel, due to the typical seasonality, and gasoline, due to higher attractiveness compared to ethanol.

In 3Q22, the operating income was lower than in 2Q22, due to the lower gross profit, partially offset by lower expenses with lawsuits.

In 3Q22, refining cost per barrel in USD increased by 18% when compared to 2Q22, due to the increase in expenses with inputs and maintenance for the upkeep and revitalization of the refineries, in addition to readjustments in personnel costs. These higher costs were partially offset by the depreciation of BRL against USD in 3Q22.

17

Gas and Power

Table 16 – G&P results

						Variation (%) (*)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Sales revenues	4,148	3,734	3,444	11,247	8,306	11.1	20.4	35.4
Gross profit	1,502	1,368	778	3,350	2,648	9.8	93.1	26.5
Operating expenses	(590)	(816)	(772)	(2,295)	(2,183)	(27.7)	(23.6)	5.1
Operating income	912	552	6	1,055	465	65.2	15100.0	126.9
Net income (loss) attributable to the shareholders of Petrobras	595	368	3	696	333	61.7	19733.3	109.0
Adjusted EBITDA of the segment	876	657	194	1,232	905	33.3	351.5	36.1
EBITDA margin of the segment (%)	21	18	6	11	11	4	15	−
ROCE (Return on Capital Employed) (%)	(0.6)	(3.9)	2.6	(0.6)	2.6	3.3	(3.2)	(3.2)
Natural gas sales price - Brazil (US$/bbl)	75.74	71.16	46.98	67.02	41.43	6.4	61.2	61.8
Fixed revenues from power auctions	101.46	104.51	109.98	301.67	317.62	(2.9)	(7.7)	(5.0)
Average price for power generation(US$/MWh)	13.77	18.90	96.51	40.98	82.11	(27.1)	(85.7)	(50.1)
(*) EBITDA margin and ROCE variations in percentage points

In 3Q22, gross profit was US$ 1.5 billion, an increase of 9.8% when compared to 2Q22, mainly reflecting the recovery in commercialization margins, resulting from: (a) the improvement in the natural gas sales portfolio, and; (b) the lower need for regasified LNG with the resumption of stoppages in production platforms throughout 2Q22.

In 3Q22, operating income was US$ 912 million, 65% higher than in 2Q22, due to higher gross profit and lower operating expenses due to the capital gain related to the sale of Gaspetro.

18

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution 156 of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in International Financial Reporting Standards (IFRS) and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 17 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	3Q22	2Q22	3Q21	9M22	9M21	3Q22 / 2Q22	3Q22 / 3Q21	9M22 / 9M21
Net income	8,790	11,041	5,954	28,479	14,310	(20.4)	47.6	99.0
Net finance (expense) income	1,524	3,198	4,862	4,126	8,482	(52.3)	(68.7)	(51.4)
Income taxes	3,888	5,309	1,867	13,763	5,970	(26.8)	108.2	130.5
Depreciation, depletion and amortization	3,267	3,460	3,108	9,897	8,786	(5.6)	5.1	12.6
EBITDA	17,469	23,008	15,791	56,265	37,548	(24.1)	10.6	49.8
Results in equity-accounted investments	(32)	9	(291)	(373)	(1,500)	−	(89.0)	(75.1)
Impairment	255	168	(3,098)	422	(2,918)	51.8	−	−
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	7	−	41	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(292)	(370)	(119)	(1,138)	(225)	(21.1)	145.4	405.8
Results from co-participation agreements in bid areas	10	(2,872)	(667)	(2,862)	(667)	−	−	329.1
Adjusted EBITDA	17,410	19,943	11,623	52,314	32,279	(12.7)	49.8	62.1
Adjusted EBITDA margin (%)	54	57	50	55	54	(3.0)	4.0	1.0
(*) EBITDA Margin variations in percentage points

19

Financial statements

Table 18 - Income statement - Consolidated

US$ million	3Q22	2Q22	3Q21	9M22	9M21
Sales revenues	32,411	34,703	23,255	94,303	59,935
Cost of sales	(15,875)	(15,240)	(11,863)	(43,894)	(29,712)
Gross profit	16,536	19,463	11,392	50,409	30,223
Selling expenses	(1,213)	(1,247)	(1,103)	(3,638)	(3,137)
General and administrative expenses	(334)	(323)	(337)	(956)	(870)
Exploration costs	(107)	(44)	(133)	(230)	(538)
Research and development expenses	(187)	(220)	(151)	(613)	(415)
Other taxes	(93)	(93)	(217)	(245)	(369)
Impairment of assets	(255)	(168)	3,098	(422)	2,918
Other income and expenses	(177)	2,189	(157)	1,690	(550)
	(2,366)	94	1,000	(4,414)	(2,961)
Operating income	14,170	19,557	12,392	45,995	27,262
Finance income	515	619	227	1,396	555
Finance expenses	(790)	(959)	(1,191)	(2,506)	(4,270)
Foreign exchange gains (losses) and inflation indexation charges	(1,249)	(2,858)	(3,898)	(3,016)	(4,767)
Net finance income (expense)	(1,524)	(3,198)	(4,862)	(4,126)	(8,482)
Results in equity-accounted investments	32	(9)	291	373	1,500
Income before income taxes	12,678	16,350	7,821	42,242	20,280
Income taxes	(3,888)	(5,309)	(1,867)	(13,763)	(5,970)
Net Income	8,790	11,041	5,954	28,479	14,310
Net income attributable to:
Shareholders of Petrobras	8,763	11,010	5,938	28,378	14,239
Non-controlling interests	27	31	16	101	71

20

Table 19 - Statement of financial position – Consolidated

ASSETS - US$ million	09.30.2022	12.31.2021
Current assets	29,469	30,149
Cash and cash equivalents	4,374	10,467
Marketable securities	2,411	650
Trade and other receivables, net	4,074	6,368
Inventories	9,770	7,255
Recoverable taxes	1,436	1,346
Assets classified as held for sale	5,305	2,490
Other current assets	2,099	1,573
Non-current assets	145,793	144,199
Long-term receivables	17,149	14,334
Trade and other receivables, net	1,945	1,900
Marketable securities	49	44
Judicial deposits	10,046	8,038
Deferred taxes	494	604
Other tax assets	3,675	3,261
Other non-current assets	940	487
Investments	1,672	1,510
Property, plant and equipment	124,120	125,330
Intangible assets	2,852	3,025
Total assets	175,262	174,348

LIABILITIES - US$ million	09.30.2022	12.31.2021
Current liabilities	25,119	24,176
Trade payables	5,209	5,483
Finance debt	3,306	3,641
Lease liability	5,337	5,432
Taxes payable	4,451	4,734
Short-term employee benefits	2,205	2,144
Liabilities related to assets classified as held for sale	1,658	867
Other current liabilities	2,953	1,875
Non-current liabilities	80,948	80,360
Finance debt	27,549	32,059
Lease liability	18,076	17,611
Income taxes payable	297	300
Deferred taxes	6,561	1,229
Employee benefits	8,741	9,374
Provision for legal and administrative proceedings	2,519	2,018
Provision for decommissioning costs	14,890	15,619
Other non-current liabilities	2,315	2,150
Shareholders' equity	69,195	69,812
Share capital (net of share issuance costs)	107,101	107,101
Profit reserves and others	(38,203)	(37,694)
Non-controlling interests	297	405
Total liabilities and shareholders´ equity	175,262	174,348

21

Table 20 - Statement of cash flow – Consolidated

US$ million	3Q22	2Q22	3Q21	9M22	9M21
Cash flow from Operating activities
Net income for the period	8,790	11,041	5,954	28,479	14,310
Adjustments for:
Pension and medical benefits (actuarial expense)	306	326	1,168	939	1,806
Results of equity-accounted investments	(32)	9	(291)	(373)	(1,500)
Depreciation, depletion and amortization	3,267	3,460	3,108	9,897	8,786
Impairment of assets (reversal)	255	168	(3,098)	422	(2,918)
Inventory write-down (write-back) to net realizable value	4	10	−	7	(3)
Allowance (reversals) for credit loss on trade and other receivables	3	18	(10)	42	(14)
Exploratory expenditures write-offs	34	71	27	128	214
Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(292)	(370)	(111)	(1,138)	(182)
Foreign exchange, indexation and finance charges	1,853	3,371	4,580	4,735	8,232
Deferred income taxes, net	250	28	115	2,239	3,998
Revision and unwinding of discount on the provision for decommissioning costs	129	141	198	424	587
PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	3	(4)	(10)	(1)	(983)
Results from co-participation agreements in bid areas	10	(2,872)	(667)	(2,862)	(667)
Assumption of interest in concessions	−	−	(98)	−	(98)
Early termination and cash outflows revision of lease agreements	(157)	(176)	(121)	(558)	(348)
Losses with legal, administrative and arbitration proceedings	264	298	270	821	545
Decrease (Increase) in assets
Trade and other receivables	672	(584)	(752)	729	(1,487)
Inventories	(561)	(117)	(585)	(2,595)	(2,164)
Judicial deposits	(453)	(461)	(354)	(1,312)	(835)
Other assets	(104)	(625)	57	(756)	(125)
Increase (Decrease) in liabilities
Trade payables	(200)	(3)	510	(341)	850
Other taxes payable	2,224	4,070	1,988	9,129	4,451
Income taxes paid	(3,699)	(3,527)	(827)	(8,801)	(946)
Pension and medical benefits	(180)	(212)	(392)	(1,869)	(2,055)
Provision for legal and administrative proceedings	(77)	(126)	(88)	(254)	(355)
Short-term benefits	303	(216)	89	(63)	(139)
Provision for decommissioning costs	(164)	(146)	(201)	(442)	(526)
Other liabilities	(384)	924	69	243	161
Net cash provided by operating activities	12,064	14,496	10,528	36,869	28,595
Cash flows from Investing activities
Acquisition of PP&E and intangible assets	(1,947)	(1,697)	(1,505)	(6,020)	(4,640)
Investments in investees	(1)	(10)	(4)	(20)	(15)
Proceeds from disposal of assets - Divestment	537	1,625	2,404	3,915	2,906
Financial compensation from co-participation agreements	121	5,152	2,938	5,334	2,938
Divestment (Investment) in marketable securities	493	(1,639)	26	(1,615)	117
Dividends received	77	190	94	319	294
Net cash provided (used) by investing activities	(720)	3,621	3,953	1,913	1,600
Cash flows from Financing activities
Changes in non-controlling interest	60	(101)	3	43	(11)
Financing and loans, net:
Proceeds from financing	2,200	180	86	2,530	1,754
Repayment of principal - finance debt	(2,319)	(3,986)	(6,932)	(7,796)	(20,490)
Repayment of interest - finance debt	(522)	(349)	(643)	(1,438)	(1,870)
Repayment of lease liability	(1,324)	(1,361)	(1,482)	(4,006)	(4,381)
Dividends paid to Shareholders of Petrobras	(21,242)	(12,429)	(3,980)	(33,671)	(5,828)
Dividends paid to non-controlling interests	(10)	(53)	(36)	(68)	(75)
Net cash (used) by financing activities	(23,157)	(18,099)	(12,984)	(44,406)	(30,901)
Effect of exchange rate changes on cash and cash equivalents	(107)	(956)	(394)	(482)	(94)
Net change in cash and cash equivalents	(11,920)	(938)	1,103	(6,106)	(800)
Cash and cash equivalents at the beginning of the period	16,294	17,232	9,822	10,480	11,725
Cash and cash equivalents at the end of the period	4,374	16,294	10,925	4,374	10,925

22

Financial information by business areas

Table 21 - Consolidated income by segment – 9M22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	60,917	85,989	11,247	402	(64,252)	94,303
Intersegments	59,918	1,460	2,872	2	(64,252)	−
Third parties	999	84,529	8,375	400	−	94,303
Cost of sales	(23,279)	(74,941)	(7,897)	(409)	62,632	(43,894)
Gross profit	37,638	11,048	3,350	(7)	(1,620)	50,409
Expenses	2,049	(2,055)	(2,295)	(2,103)	(10)	(4,414)
Selling expenses	(12)	(1,309)	(2,297)	(10)	(10)	(3,638)
General and administrative expenses	(30)	(127)	(49)	(750)	−	(956)
Exploration costs	(230)	−	−	−	−	(230)
Research and development expenses	(524)	(7)	(4)	(78)	−	(613)
Other taxes	(47)	(15)	(35)	(148)	−	(245)
Impairment of assets	(127)	(295)	1	(1)	−	(422)
Other income and expenses	3,019	(302)	89	(1,116)	−	1,690
Operating income (loss)	39,687	8,993	1,055	(2,110)	(1,630)	45,995
Net finance income (expense)	−	−	−	(4,126)	−	(4,126)
Results in equity-accounted investments	154	153	71	(5)	−	373
Income (loss) before income taxes	39,841	9,146	1,126	(6,241)	(1,630)	42,242
Income taxes	(13,495)	(3,058)	(359)	2,593	556	(13,763)
Net Income (Loss)	26,346	6,088	767	(3,648)	(1,074)	28,479
Net income (loss) attributable to:
Shareholders of Petrobras	26,349	6,088	696	(3,681)	(1,074)	28,378
Non-controlling interests	(3)	−	71	33	−	101

Table 22 - Consolidated income by segment – 9M21

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	39,803	53,480	8,306	360	(42,014)	59,935
Intersegments	39,013	1,011	1,832	158	(42,014)	−
Third parties	790	52,469	6,474	202	−	59,935
Cost of sales	(17,142)	(46,848)	(5,658)	(355)	40,291	(29,712)
Gross profit	22,661	6,632	2,648	5	(1,723)	30,223
Expenses	2,728	(1,951)	(2,183)	(1,537)	(18)	(2,961)
Selling expenses	−	(1,154)	(1,955)	(10)	(18)	(3,137)
General and administrative expenses	(111)	(108)	(52)	(599)	−	(870)
Exploration costs	(538)	−	−	−	−	(538)
Research and development expenses	(304)	(8)	(19)	(84)	−	(415)
Other taxes	(118)	(100)	(99)	(52)	−	(369)
Impairment of assets	3,099	(13)	(169)	1	−	2,918
Other income and expenses	700	(568)	111	(793)	−	(550)
Operating income (loss)	25,389	4,681	465	(1,532)	(1,741)	27,262
Net finance income (expense)	−	−	−	(8,482)	−	(8,482)
Results in equity-accounted investments	85	885	85	445	−	1,500
Income (loss) before income taxes	25,474	5,566	550	(9,569)	(1,741)	20,280
Income taxes	(8,630)	(1,593)	(158)	3,819	592	(5,970)
Net Income (Loss)	16,844	3,973	392	(5,750)	(1,149)	14,310
Net income (loss) attributable to:
Shareholders of Petrobras	16,847	3,972	333	(5,764)	(1,149)	14,239
Non-controlling interests	(3)	1	59	14	−	71

23

Table 23 - Quarterly consolidated income by segment – 3Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	19,293	29,348	4,148	126	(20,504)	32,411
Intersegments	18,972	529	1,002	1	(20,504)	−
Third parties	321	28,819	3,146	125	−	32,411
Cost of sales	(7,427)	(26,607)	(2,646)	(137)	20,942	(15,875)
Gross profit	11,866	2,741	1,502	(11)	438	16,536
Expenses	(437)	(675)	(590)	(661)	(3)	(2,366)
Selling expenses	(7)	(440)	(760)	(3)	(3)	(1,213)
General and administrative expenses	(6)	(48)	(15)	(265)	−	(334)
Exploration costs	(107)	−	−	−	−	(107)
Research and development expenses	(159)	(1)	(1)	(26)	−	(187)
Other taxes	(8)	10	(16)	(79)	−	(93)
Impairment of assets	(4)	(251)	−	−	−	(255)
Other income and expenses	(146)	55	202	(288)	−	(177)
Operating income (loss)	11,429	2,066	912	(672)	435	14,170
Net finance income (expense)	−	−	−	(1,524)	−	(1,524)
Results in equity-accounted investments	46	(23)	12	(3)	−	32
Income (loss) before income taxes	11,475	2,043	924	(2,199)	435	12,678
Income taxes	(3,885)	(703)	(310)	1,158	(148)	(3,888)
Net income (loss)	7,590	1,340	614	(1,041)	287	8,790
Net income (loss) attributable to:
Shareholders of Petrobras	7,591	1,340	595	(1,050)	287	8,763
Non-controlling interests	(1)	−	19	9	−	27

Table 24 - Quarterly consolidated income by segment – 2Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Sales revenues	21,940	31,956	3,734	150	(23,077)	34,703
Intersegments	21,572	498	1,009	(2)	(23,077)	−
Third parties	368	31,458	2,725	152	−	34,703
Cost of sales	(8,176)	(26,787)	(2,366)	(147)	22,236	(15,240)
Gross profit	13,764	5,169	1,368	3	(841)	19,463
Expenses	2,519	(843)	(816)	(763)	(3)	94
Selling expenses	(3)	(461)	(776)	(4)	(3)	(1,247)
General and administrative expenses	(12)	(42)	(18)	(251)	−	(323)
Exploration costs	(44)	−	−	−	−	(44)
Research and development expenses	(192)	(3)	−	(25)	−	(220)
Other taxes	(24)	(18)	(9)	(42)	−	(93)
Impairment of assets	(124)	(44)	−	−	−	(168)
Other income and expenses	2,918	(275)	(13)	(441)	−	2,189
Operating income (loss)	16,283	4,326	552	(760)	(844)	19,557
Net finance income (expense)	−	−	−	(3,198)	−	(3,198)
Results in equity-accounted investments	57	(95)	30	(1)	−	(9)
Income (loss) before income taxes	16,340	4,231	582	(3,959)	(844)	16,350
Income taxes	(5,538)	(1,470)	(188)	1,599	288	(5,309)
Net income (loss)	10,802	2,761	394	(2,360)	(556)	11,041
Net income (loss) attributable to:
Shareholders of Petrobras	10,803	2,761	368	(2,366)	(556)	11,010
Non-controlling interests	(1)	−	26	6	−	31

24

Table 25 - Other income and expenses by segment – 9M22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(1,275)	(18)	(22)	(29)	−	(1,344)
Losses with legal, administrative and arbitration proceedings	(384)	(192)	(60)	(185)	−	(821)
Pension and medical benefits - retirees (*)	−	−	−	(795)	−	(795)
Performance award program	(163)	(85)	(20)	(132)	−	(400)
Losses with Commodities Derivatives	−	−	−	(135)	−	(135)
Operating expenses with thermoelectric power plants	−	−	(108)	−	−	(108)
Profit sharing	(42)	(26)	(6)	(29)	−	(103)
Transfer of rights on concession agreements	−	−	−	−	−	−
Amounts recovered from Lava Jato investigation	17	−	−	17	−	34
Recovery of taxes	−	9	−	44	−	53
Fines imposed on suppliers	125	15	31	4	−	175
Government grants	4	−	−	326	−	330
Reimbursements from E&P partnership operations	448	−	−	−	−	448
Early termination and changes to cash flow estimates of leases	511	48	16	(17)	−	558
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	881	98	156	3	−	1,138
Results from co-participation agreements in bid areas (**)	2,862	−	−	−	−	2,862
Others	35	(151)	102	(188)	−	(202)
	3,019	(302)	89	(1,116)	−	1,690
(*) In 2022, it includes US$ 67 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 26 - Other income and expenses by segment – 9M21

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(952)	(12)	(20)	(9)	−	(993)
Gains/ (losses) with legal, administrative and arbitration proceedings	(181)	(422)	(2)	60	−	(545)
Pension and medical benefits - retirees	−	−	−	(1,255)	−	(1,255)
Performance award program	(139)	(77)	(16)	(115)	−	(347)
Losses with Commodities Derivatives	−	−	−	(56)	−	(56)
Operating expenses with thermoelectric power plants	−	−	(63)	−	−	(63)
Profit sharing	(37)	(25)	(2)	(29)	−	(93)
Transfer of rights on concession agreements	298	−	−	−	−	298
Amounts recovered from Lava Jato investigation (*)	8	−	−	214	−	222
Recovery of taxes (**)	−	10	31	502	−	543
Fines imposed on suppliers	97	15	7	5	−	124
Government grants	3	1	−	26	−	30
Reimbursements from E&P partnership operations	425	−	−	−	−	425
Early termination and changes to cash flow estimates of leases	351	29	(22)	(11)	−	347
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	148	1	55	18	−	222
Results from co-participation agreements in bid areas	667	−	−	−	−	667
Others	12	(88)	143	(143)	−	(76)
	700	(568)	111	(793)	−	(550)
(*) The total amount recovered from Lava Jato Investigation through December 31, 2021 was US$ 1,522 million, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(**) In the nine-month period ended September 30, 2021, it Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation..

25

Table 27 - Other income and expenses by segment –3Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(423)	(6)	(12)	(14)	−	(455)
Pension and medical benefits - retirees (*)	−	−	−	(304)	−	(304)
Gains (losses) with legal, administrative and arbitration proceedings	(248)	55	(1)	(70)	−	(264)
Performance award program	(61)	(34)	(7)	(51)	−	(153)
Profit sharing	(16)	(10)	(2)	(10)	−	(38)
Operating expenses with thermoelectric power plants	−	−	(37)	−	−	(37)
Results from co-participation agreements in bid areas (**)	(10)	−	−	−	−	(10)
Transfer of rights on concession agreements	−	−	−	−	−	−
Recovery of taxes	−	2	−	10	−	12
Amounts recovered from Lava Jato investigation	17	−	−	5	−	22
Fines imposed on suppliers	37	3	22	(3)	−	59
Gains with Commodities Derivatives	−	−	−	87	−	87
Government grants	2	−	−	122	−	124
Early termination and changes to cash flow estimates of leases	136	18	13	(10)	−	157
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	75	54	163	−	−	292
Reimbursements from E&P partnership operations	294	−	−	−	−	294
Others	51	(27)	63	(50)	−	37
	(146)	55	202	(288)	−	(177)
(*) In 2022, it includes US$ 67 referring to the payment of a contribution as provided for in the Pre-70 Term of Financial Commitment (TFC) for the administrative funding of the PPSP-R pre-70 and PPSP-NR pre-70 plans.
(**) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

Table 28 - Other income and expenses by segment – 2Q22

US$ million	E&P	RTM	GAS & POWER	CORP.	ELIMIN.	TOTAL
Unscheduled stoppages and pre-operating expenses	(494)	(8)	(3)	(8)	−	(513)
Pension and medical benefits - retirees	−	−	−	(253)	−	(253)
Losses with legal, administrative and arbitration proceedings	(74)	(179)	(4)	(41)	−	(298)
Performance award program	(54)	(27)	(7)	(41)	−	(129)
Profit sharing	(14)	(8)	(2)	(10)	−	(34)
Operating expenses with thermoelectric power plants	−	−	(39)	−	−	(39)
Results from co-participation agreements in bid areas (*)	2,872	−	−	−	−	2,872
Transfer of rights on concession agreements	−	−	−	−	−	−
Recovery of taxes	−	6	−	18	−	24
Amounts recovered from Lava Jato investigation	−	−	−	−	−	−
Fines imposed on suppliers	41	3	−	4	−	48
Losses with Commodities Derivatives	−	−	−	(169)	−	(169)
Government grants	−	−	−	131	−	131
Early termination and changes to cash flow estimates of leases	173	10	−	(7)	−	176
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	386	(10)	(6)	−	−	370
Reimbursements from E&P partnership operations	127	−	−	−	−	127
Others	(45)	(62)	48	(65)	−	(124)
	2,918	(275)	(13)	(441)	−	2,189
(*) It refers to the gain related to the Co-participation Agreements of Atapu and Sépia.

26

Table 29 - Consolidated assets by segment – 09.30.2022

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	114,684	39,909	11,091	19,102	(9,524)	175,262

Current assets	8,362	17,514	3,641	9,476	(9,524)	29,469
Non-current assets	106,322	22,395	7,450	9,626	−	145,793
Long-term receivables	6,201	2,797	599	7,552	−	17,149
Investments	400	1,076	165	31	−	1,672
Property, plant and equipment	97,316	18,416	6,615	1,773	−	124,120
Operating assets	87,185	15,881	4,652	1,436	−	109,154
Assets under construction	10,131	2,534	1,963	338	−	14,966
Intangible assets	2,405	106	71	270	−	2,852

Table 30 - Consolidated assets by segment – 12.31.2021

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Total assets	113,146	34,388	10,589	21,898	(5,673)	174,348

Current assets	6,034	12,691	3,838	13,259	(5,673)	30,149
Non-current assets	107,112	21,697	6,751	8,639	−	144,199
Long-term receivables	5,042	2,212	322	6,758	−	14,334
Investments	393	970	119	28	−	1,510
Property, plant and equipment	99,033	18,419	6,241	1,637	−	125,330
Operating assets	87,210	16,086	3,739	1,373	−	108,408
Assets under construction	11,823	2,333	2,502	264	−	16,922
Intangible assets	2,644	96	69	216	−	3,025

27

Table 31 - Reconciliation of Adjusted EBITDA by segment – 9M22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	26,346	6,088	767	(3,648)	(1,074)	28,479
Net finance income (expense)	−	−	−	4,126	−	4,126
Income taxes	13,495	3,058	359	(2,593)	(556)	13,763
Depreciation, depletion and amortization	7,819	1,692	334	52	−	9,897
EBITDA	47,660	10,838	1,460	(2,063)	(1,630)	56,265
Results in equity-accounted investments	(154)	(153)	(71)	5	−	(373)
Impairment	127	295	(1)	1	−	422
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(881)	(97)	(156)	(4)	−	(1,138)
Results from co-participation agreements in bid areas	(2,862)	−	−	−	−	(2,862)
Adjusted EBITDA	43,890	10,883	1,232	(2,061)	(1,630)	52,314

Table 32 - Reconciliation of Adjusted EBITDA by segment – 9M21

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	16,844	3,973	392	(5,750)	(1,149)	14,310
Net finance income (expense)	−	−	−	8,482	−	8,482
Income taxes	8,630	1,593	158	(3,819)	(592)	5,970
Depreciation, depletion and amortization	6,690	1,640	326	130	−	8,786
EBITDA	32,164	7,206	876	(957)	(1,741)	37,548
Results in equity-accounted investments	(85)	(885)	(85)	(445)	−	(1,500)
Impairment	(3,099)	13	169	(1)	−	(2,918)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	41	−	41
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(148)	(2)	(55)	(20)	−	(225)
Results from co-participation agreements in bid areas	(667)	−	−	−	−	(667)
Adjusted EBITDA	28,165	6,332	905	(1,382)	(1,741)	32,279

Table 33 - Reconciliation of Adjusted EBITDA by segment – 3Q22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	7,590	1,340	614	(1,041)	287	8,790
Net finance income (expense)	−	−	−	1,524	−	1,524
Income taxes	3,885	703	310	(1,158)	148	3,888
Depreciation, depletion and amortization	2,561	578	127	1	−	3,267
EBITDA	14,036	2,621	1,051	(674)	435	17,469
Results in equity-accounted investments	(46)	23	(12)	3	−	(32)
Impairment	4	251	−	−	−	255
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(75)	(54)	(163)	−	−	(292)
Results from co-participation agreements in bid areas	10	−	−	−	−	10
Adjusted EBITDA	13,929	2,841	876	(671)	435	17,410

28

Table 34 - Reconciliation of Adjusted EBITDA by segment – 2Q22

US$ million	E&P	RTM	GAS & POWER	CORP. AND OTHERS	ELIMIN.	TOTAL
Net income (loss)	10,802	2,761	394	(2,360)	(556)	11,041
Net finance income (expense)	−	−	−	3,198	−	3,198
Income taxes	5,538	1,470	188	(1,599)	(288)	5,309
Depreciation, depletion and amortization	2,788	542	99	31	−	3,460
EBITDA	19,128	4,773	681	(730)	(844)	23,008
Results in equity-accounted investments	(57)	95	(30)	1	−	9
Impairment	124	44	−	−	−	168
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	−	−	−	−
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	(386)	11	6	(1)	−	(370)
Results from co-participation agreements in bid areas	(2,872)	−	−	−	−	(2,872)
Adjusted EBITDA	15,937	4,923	657	(730)	(844)	19,943

29

Glossary

ACL - Ambiente de Contratação Livre (Free contracting market) in the electricity system.

ACR - Ambiente de Contratação Regulada (Regulated contracting market) in the electricity system.

Adjusted cash and cash equivalents - Sum of cash and cash equivalents, government bonds and time deposits from highly rated financial institutions abroad with maturities of more than 3 months from the date of acquisition, considering the expected realization of those financial investments in the short-term. This measure is not defined under the International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA – Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin - Adjusted EBITDA divided by sales revenues.

Basic and diluted earnings (losses) per share - Calculated based on the weighted average number of shares.

Consolidated Structured Entities – Entities that have been designated so that voting rights or the like are not the determining factor in deciding who controls the entity. Petrobras has no equity interest in certain structured entities that are consolidated in the Company's financial statements, but control is determined by the power it has over its relevant operating activities. As there is no equity interest, the income from certain consolidated structured entities is attributable to non-controlling shareholders in the income statement, and disregarding the profit or loss attributable to Petrobras shareholders.

CTA – Cumulative translation adjustment – The cumulative amount of exchange variation arising on translation of foreign operations that is recognized in Shareholders’ Equity and will be transferred to profit or loss on the disposal of the investment.

Effect of average cost in the Cost of Sales – In view of the average inventory term of 60 days, the crude oil and oil products international prices movement, as well as foreign exchange effect over imports, production taxes and other factors that impact costs, do not entirely influence the cost of sales in the current period, having their total effects only in the following period.

Free cash flow - Net cash provided by operating activities less acquisition of PP&E and intangibles assets (except for signature bonus) and investments in investees. Free cash flow is not defined under the IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Investments – Capital expenditures based on the cost assumptions and financial methodology adopted in our Business and Management Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Leverage – Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost - Crude oil and natural gas lifting cost indicator, which considers expenditures occurred in the period.

LTM Adjusted EBITDA - Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

OCF - Net Cash provided by (used in) operating activities (operating cash flow)

Net Debt – Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment - The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

PLD (differences settlement price) - Electricity price in the spot market. Weekly weighed prices per output level (light, medium and heavy), number of hours and related market capacity.

Refining - includes crude oil refining, logistics, transportation, acquisition and export activities, as well as the purchase and sale of petroleum and ethanol products in Brazil and abroad. Additionally, this segment includes the petrochemical area, which includes investments in companies in the petrochemical sector, shale exploration and processing.

ROCE - operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

Sales Price of Petroleum in Brazil - Average internal transfer prices from the E&P segment to the Refining segment.

Total net liabilities - Total liability less adjusted cash and cash equivalents.

30

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer